SilverCrest Announces Babi Vista Vein High-Grade Expansion;

•	8.8 Metres at 1,136 gpt AgEq
•	6.6 Metres at 502 gpt AgEq

TSX: SIL| NYSE American: SILV	For Immediate Release

VANCOUVER, BC –November 14,2019- SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce expansion drill results for the Babi Vista Vein in the Babicanora Area of the Las Chispas Project (“Las Chispas”) located in the state of Sonora, Mexico. The drilling announced today has defined the initial high-grade footprint of the recently discovered Babi Vista Vein (“Babi Vista”, see attached Figures). These drill results show wider and higher-grade vein mineralization to depth, including hole BV19-03 with 8.8 metres (true width) grading 1,136 gpt AgEq. The 17expansion drill holes released today are in addition to the five drill holes in the Babi Vista Vein previously announced on February 25, 2019.The initial high-grade footprint is approximately 200 metres high by 150 metres along vein strike, and open in most directions. Based on total drilling to date within the Babi Vista high-grade footprint, the initial estimated average true width and grade of the vein is 2.2metres grading4.70 grams per tonne (“gpt”) gold (“Au”) and 401.1 gpt silver (“Ag”), or 753gpt silver equivalent (“AgEq”, based on assumptions defined in the table below).

N. Eric Fier, CPG, P.Eng, and CEO, remarked, “With the recent discovery and expansion of the Babi Vista Vein, we continue to add value through the drill bit at Las Chispas as we systematically discover and expand high-grade silver-gold mineralization in the district. These new drill results for Babi Vista are impressive, with the wider higher-grade intersections to depth being some of the widest mineralized vein intercepts on the property. The Babi Vista high-grade footprint appears to extend along vein strike, and is open to depth for further expansion. With the Babicanora Area in-fill drilling nearing completion for resource-to-reserve conversion, we are shifting our focus back to discoveries and expansion by re-allocating the drills to add to the high-grade resources, including Babi Vista. Given we have already intersected the Babi Vista Vein underground, andits close proximity to the Babicanora and Babicanora Norteveins, there is potential to incorporate Babi Vista into a conceptual mine plan which would require limited underground development. In addition to today’s results, we are waiting to announce further results fromover300drill holes (est. 70% in-fill, 30% step out) that are currently either being compiled or in the assay lab.”

The most significant result for this release is Hole BV19-03,which intersected 8.8 metres (estimated true width) grading 7.36gpt Au and 584.3 gpt Ag, or1,136 gpt AgEq. Also noteworthy is hole BV19-04at 6.6 metres grading 3.37 gpt Au and 249.8 gpt Ag, or 502 gpt AgEq. The following table summarizes the most significant drill intercepts (uncut, undiluted) for this release.

Hole #**	From (m)	To (m)	Drilled Width (m)	Est. True Width (m)***	Au gpt	Ag gpt	AgEq* gpt
UBV19-02	24.1	27.0	2.9	2.3	2.27	215.1	386
Includes	26.5	27.0	0.5	0.4	9.99	878.0	1,627
UBV19-03	21.7	22.2	0.5	0.4	3.55	385.0	651
UBV19-05	12.4	13.5	1.1	0.9	4.86	600.0	965
UBV19-06	21.5	22.0	0.5	0.4	1.10	187.0	270
UBV19-07	24.0	24.7	0.7	0.6	1.09	92.0	174
UBV19-08	42.0	44.4	2.4	2.0	1.84	433.0	571
UBV19-12	18.2	19.7	1.5	1.2	2.56	296.3	488
Includes	19.2	19.7	0.5	0.4	5.32	632.0	1,031
BV19-03	270.7	285.4	14.7	8.8	7.36	584.3	1,136
Includes	273.4	273.9	0.5	0.3	120.50	9,510.0	18,548
Includes	282.4	282.9	0.5	0.3	18.85	1,775.0	3,189
Includes	282.8	284.0	1.2	0.7	18.15	1,495.0	2,856
BV19-04	304.9	315.9	11.0	6.6	3.37	249.8	502
Includes	315.2	315.9	0.7	0.4	32.70	2,940.0	5,393

Note: All numbers are rounded. Based on a cut off grade of 150 gpt AgEq.

* AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$17 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 90% silver and 95% gold.
**UBV defines underground drill hole.
***Variations in vein widths are typical for epithermal vein systems.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada.HolesUBV19-01, UBV19-04, UBV19-09 to 11, BV19-01, BV19-02 and BV19-05intercepted veining, but were below the Company’s cutoff grade of 150 gpt AgEq.

Several unnamed veins were intersected while drilling the Babi Vista Vein with the following intercepts:

•	Hole BV19-03– 0.5m grading 0.97 gpt Au and 94.0 gpt Ag, or 167 gpt AgEq;
•	Hole BV19-04–1.2m grading 1.03 gpt Au and114.4 gpt Ag, or 192gpt AgEq; and from the same drill hole,
•	Hole BV19-04–1.0m grading 1.88 gpt Au and178.0 gpt Ag, or 319 gpt AgEq.

These unnamed vein intercepts add to the potential for further discoveries.

There are currently 17 core drills operating at Las Chispas;16 surface and one underground. This includes, 13 rigs completing in-fill and vein expansion holes in the Babicanora Area known veins, and four rigs working on new vein targets and in-fill for the Las Chispas Area. Approximately 80 holes for 20,000 to 25,000metres remain to be completed in 2019, of which20 to 30 holes(3,000 metres) are for the Babi Vista Vein. Updated resource and maiden reserve estimates, potentially including Babi Vista, are anticipated in Q2, 2020, along with the ongoing feasibility study.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership of where all the resources are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company’s exploration and drilling programs of the Las Chispas Property, including construction of the Area 51 decline, metallurgical test, mineralization estimates and grades for drill intercepts, permitting for various work, and optimizing and updating the Company’s resource model and preparing a feasibility study; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the reliability of mineralization estimates, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Las Chispas District Plan Map
November 2019

Chiltepin 3 Vein
Chiltepin 4 Vein
El Curnaro Vein
Chiltepin 2 Vein
Chiltepin 1 Vein
Varela 2 Vein
William Tell Vein
Unnamed Vein
Giovanni Mini
Luigi Vein
Las Chispas Area
Varela 1 Vein
La Bertina Vein
El Muerto Vein
Ban FW Vein
La Blanquita Vein
Las Chispas Vein
Giovanni Vein
Espiritu Santo Vein
Ban HW
Babicanora FW Vein
Babicanora Norte Vein
Flo Vein
Los Parientes Vein
Babi Sur HW Vein
Amethyst Vein
A
A'
B
B'
Babi Vista Vein
Babi Sur Vein
La Victoria Vein
Babicanora HW Vein
Babicanora Vein
Granaditas 3 Vein
Granaditas Dos Vein
Granaditas Vein
Ranch 1 Vein
Ranch 2 Vein
Babicanora Area
0
250
500
meters
LAS CHISPAS

Ban HW
Babicanora FW Vein
Babicanora Norte Vein
Flo Vein
Los Parientes Vein
Babi Sur HW Vein
Unnamed Vein
Amethyst Vein
A
A'
B
B'
Babi Vista Vein
Babi Sur Vein
La Victoria Vein
Babicanora HW Vein
Babicanora Vein
Granaditas
Babicanora Area

Area for today's news

Long Section (Inclined) of Babi Vista Vein
Looking Southwest

A'
A
Surface
Surface
B'
B
Welded Tuff
OPEN
Santa Rosa Decline
UBV19-11
BAN18-34
BAN18-30
UBV19-06 0.4m, 270
UBV19-04
UBV19-10
BAN18-11
BAN18-39
BAN18-50
UBV19-07 0.6m, 174
BV19-02
BV19-01
OPEN
OPEN
UBV HOLES
BAN18-26
1100 masl
UBV19-09
UBV19-08 2.0m, 571
BAN18-14
BAN18-53
BV19-07
BV19-05
Dyke/Sill
Lithic Tuff (Host)
OPEN
OPEN
BV19-03 8.8m, 1136
BV19-04 6.6m, 502
UBV19-29
Dyke/Sill
BV19-06
BV19-08
OPEN
OPEN
Welded Tuff (Host)
Santa Rosa Decline
UBV19-06 0.4m, 270
UBV19-04
UBV19-10
UBV19-03 0.4m, 651
UBV19-05 0.9m, 965
UBV19-07 0.6m, 174
UBV19-02 2.3m, 386
UBV19-01
UBV19-12 1.2m, 488
BAN19-50
BAN19 -26
20
28
16
26
15
17
27
23
13
22
21
24
18
25
14
19
UBV19-08 2.0m, 571
UBV19-09
Dyke/Sill
0m
25m
50m

B
B'
Babicanora Area 3D
Looking NW
Surface
0m
200m
Santa Rosa Decline
Babicanora Sur Vein
Babicanora Vein
Babicanora Footwall Vein
Babicanora Vista Vein
Babicanora Norte Vein

All information is approximate.

BV19-03: 0.3m @ 120.5 gpt Au and 9,510.0 gpt Ag, or 18,547 gpt AgEq*

SILVERCREST Metals Inc.

0m 50 100m

Legend (Nov. 2019)
- Current NR Reported DH
- Currently Drilling
- Proposed DH
- Assays Pending
- Completed DH Pierce pt.
- High Grade Footprint
- Underground Workings
- BV19-03 8.8m, 1136 — Drill hole # True Thickness, gpt AgEq*

For Further Information:

N. Eric Fier, CPG, P.Eng	SilverCrest Metals Inc.
Chief Executive Officer	Contact:	Jacy Zerb, Investor Relations Manager
SilverCrest Metals Inc.	Telephone:	+1 (604) 694-1730
	Fax:	+1 (604) 357-1313
	Toll Free:	1-866-691-1730 (Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1